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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

ANADYS PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
03252Q408
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	03252Q408

1	NAMES OF REPORTING PERSONS: Maverick Capital, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2482446

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		1,500,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,500,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

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CUSIP No.	03252Q408

1	NAMES OF REPORTING PERSONS: Maverick Capital Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2686461

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		1,500,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,500,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

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CUSIP No.	03252Q408

1	NAMES OF REPORTING PERSONS: Lee S. Ainslie III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,500,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,500,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

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Item 1(a)	Name of Issuer.

Anadys Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

3115 Merryfield Row
San Diego, CA 92121

Item 2(a)	Name of Person Filing.

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of each of the following persons (each, a “Reporting Person”):

(i) Maverick Capital, Ltd.;
(ii) Maverick Capital Management, LLC; and
(iii) Lee S. Ainslie III (“Mr. Ainslie”).

The Schedule 13G relates to Shares (as defined herein) held for the accounts of Maverick Capital, Ltd.’s clients.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The address of the principal business office of (i) Maverick Capital, Ltd. and Maverick Capital Management, LLC is 300 Crescent Court, 18th Floor, Dallas, Texas 75201, and (ii) Mr. Ainslie is 767 Fifth Avenue, 11th Floor, New York, New York 10153.

Item 2(c)	Citizenship or Place of Organization.

(i) Maverick Capital, Ltd. is a Texas limited partnership;
(ii) Maverick Capital Management, LLC is a Texas limited liability company; and
(iii) Mr. Ainslie is a citizen of the United States.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value (the “Shares”).

Item 2(e)	CUSIP Number.

03252Q408

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Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4		Ownership.

Ownership as of December 31, 2005 is incorporated by reference to items (5) – (9) and (11) of the cover page of the Reporting Person.

Item 5		Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6		Ownership of More Than Five Percent on Behalf of Another Person.

Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the Shares which are the subject of this filing through the investment discretion it exercises over its clients’ accounts. Maverick Capital Management, LLC is the General Partner of Maverick Capital, Ltd. Mr. Ainslie is a manager of Maverick Capital Management, LLC and is granted sole investment discretion pursuant to Maverick Capital Management, LLC’s Regulations.

Item 7		Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

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Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge, and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	MAVERICK CAPITAL, LTD.

	By:	Maverick Capital Management, LLC,
Its General Partner

		By:	Lee S. Ainslie III, Manager

			By:	/s/ John T. McCafferty

John T. McCafferty
Under Power of Attorney dated
February 13, 2003

Date: February 14, 2006	MAVERICK CAPITAL MANAGEMENT, LLC

	By:	Lee S. Ainslie III, Manager

		By:	/s/ John T. McCafferty

John T. McCafferty
Under Power of Attorney dated
February 13, 2003

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Date: February 14, 2006	LEE S. AINSLIE III
	By:	/s/ John T. McCafferty

John T. McCafferty
Under Power of Attorney dated
February 13, 2003

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EXHIBIT INDEX
A.	Joint Filing Agreement, dated February 14, 2005, by and among Maverick Capital, Ltd., Maverick Capital Management, LLC, and Lee S. Ainslie III.

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